SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

CHESAPEAKE ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

165167 10 7

(CUSIP Number)

Shannon Self, Esquire

Commercial Law Group, P.C.

2725 Oklahoma Tower

210 Park Avenue

Oklahoma City, Oklahoma 73102

(405) 232-3001

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 10, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP NO. 16517 10 7

(1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)	Aubrey K. McClendon
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (1) (b) ☒ (2)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	USA
Number of Shares (7) Sole Voting Power		22,354,354
Beneficially Owned (8) Shared Voting Power		13,671
By Each Reporting (9) Sole Disposition		22,354,354
Person With: (10) Shared Dispositive Power		13,671
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	22,368,025
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	5.91%
(14)	Type of Reporting Person (See Instructions)	IN

(1) Group consists of Aubrey K. McClendon and Chesapeake Investments, an Oklahoma Limited Partnership.

(2) Disclaims membership in group with Tom L. Ward and TLW Investments, Inc.

Page 2 of 10 Pages

CUSIP NO. 16517 10 7

(1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)	Chesapeake Investments, an Oklahoma Limited Partnership 73-1132104
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒(1) (b) ☒ (2)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	Oklahoma
Number of Shares (7) Sole Voting Power		0
Beneficially Owned (8) Shared Voting Power		13,671
By Each Reporting (9) Sole Disposition		0
Person With: (10) Shared Dispositive Power		13,671
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	13,671
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.00%
(14)	Type of Reporting Person (See Instructions)	PN

(1) Group consists of Aubrey K. McClendon and Chesapeake Investments, an Oklahoma Limited Partnership.

(2) Disclaims membership in group with Tom L. Ward and TLW Investments, Inc.

Page 3 of 10 Pages

CUSIP NO. 16517 10 7

(1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)	Tom L. Ward
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (3) (b) ☒ (4)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	USA
Number of Shares (7) Sole Voting Power		22,736,145
Beneficially Owned (8) Shared Voting Power		1,671,124
By Each Reporting (9) Sole Disposition		22,736,145
Person With: (10) Shared Dispositive Power		1,671,124
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	24,407,269
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	6.39%
(14)	Type of Reporting Person (See Instructions)	IN

(3) Group consists of Tom L. Ward and TLW Investments Inc.

(4) Disclaims membership in group with Aubrey K. McClendon and Chesapeake Investments, an Oklahoma Limited Partnership.

Page 4 of 10 Pages

CUSIP NO. 16517 10 7

(1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)	TLW Investments Inc. 73-1215253
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒(3) (b) ☒(4)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	Oklahoma
Number of Shares (7) Sole Voting Power		0
Beneficially Owned (8) Shared Voting Power		1,671,124
By Each Reporting (9) Sole Disposition		0
Person With: (10) Shared Dispositive Power		1,671,124
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,671,124
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.45%
(14)	Type of Reporting Person (See Instructions)	CO

(3) Group consists of Tom L. Ward and TLW Investments Inc.

(4) Disclaims membership in group with Aubrey K. McClendon and Chesapeake Investments, an Oklahoma Limited Partnership.

Page 5 of 10 Pages

CUSIP NO. 16517 10 7

Preliminary Statement

This Amendment No. 4 to Schedule 13D amends: (a) the Schedule 13D dated February 4, 1993, and filed by the group consisting of Aubrey K. McClendon and Chesapeake Investments, an Oklahoma Limited Partnership (“CI”) (the “McClendon Group”); (b) the Schedule 13D dated February 4, 1993, and filed by the group consisting of Tom L. Ward and TLW Investments Inc. (“TLW”) (the “Ward Group”); (c) Amendment No. 1 to Schedule 13D filed on March 10, 1997, by the McClendon Group and the Ward Group; (d) Amendment No. 2 to Schedule 13D filed on December 17, 1999, by the McClendon Group and the Ward Group; and (e) Amendment No. 3 to Schedule 13D filed on June 18, 2003, by the McClendon Group and the Ward Group (collectively, the “Prior Schedule 13D”). Mr. McClendon, CI, Mr. Ward and TLW are referred to herein as the “Reporting Persons.” The McClendon Group and the Ward Group are each filing this Amendment No. 4 to disclaim beneficial ownership of shares of Chesapeake Energy Corporation stock held by the other group and to disclaim membership in a group consisting of the McClendon Group and the Ward Group. Contemporaneously with the filing of this Amendment No. 4, the McClendon Group is filing a Schedule 13D which will continue its reporting obligations under Section 13(d) of the Securities Exchange Act of 1934, and the Ward Group is filing a separate Schedule 13D which will continue its reporting obligations thereunder.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”) having its principal executive offices at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

Item 2. Identity and Background.

(a)-(c)

Aubrey K. McClendon

Mr. McClendon is the Chairman of the Board and Chief Executive Officer of the Company, having a business address of 6200 North Western Avenue, Oklahoma City, Oklahoma 73118. The Company is engaged in oil and gas exploration and development.

Chesapeake Investments

Chesapeake Investments, an Oklahoma Limited Partnership, is an Oklahoma limited partnership, having a business address of 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. Mr. McClendon is the sole general partner of CI. CI is principally engaged in the ownership of working interests in oil and gas wells and leases.

Page 6 of 10 Pages

CUSIP NO. 16517 10 7

Tom L. Ward

Mr. Ward manages various business investments, including oil and gas interests held by Mr. Ward and TLW Investments Inc. Mr. Ward resigned as President and Chief Operating Officer and as a director of the Company on February 10, 2006. For the six month period after his resignation, Mr. Ward has agreed to provide limited consulting services to the Company. His address is Post Office Box 54525, Oklahoma City, Oklahoma, 73154. Mr. Ward is the former President and Chief Operating Officer of the Company.

TLW Investments Inc.

TLW Investments Inc. is an Oklahoma corporation having a business address of Post Office Box 54525, Oklahoma City, Oklahoma, 73118. Mr. Ward is the sole shareholder, director, and president of TLW. TLW is principally engaged in the ownership of working interests in oil and gas wells and leases.

(d) During the past five (5) years no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five (5) years, no Reporting Person has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which a Reporting Person is, or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Mr. McClendon and Mr. Ward is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons are currently reporting their acquisitions of the Company’s securities in individual Schedule 13Ds filed by each of the McClendon Group and the Ward Group as of the date of this filing.

Item 4. Purpose of Transaction.

The Reporting Persons are currently reporting their acquisitions of the Company’s securities in individual Schedule 13Ds filed by each of the McClendon Group and the Ward Group as of the date of this filing.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons are currently reporting their acquisitions of the Company’s securities in individual Schedule 13Ds filed by each of the McClendon Group and the Ward Group as of the date of this filing.

Page 7 of 10 Pages

CUSIP NO. 16517 10 7

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are currently reporting their acquisitions of the Company’s securities in individual Schedule 13Ds filed by each of the McClendon Group and the Ward Group as of the date of this filing.

Item 7. Materials to be Filed as Exhibits.

1.

Limited Partnership Agreement of Chesapeake Investments, an Oklahoma Limited Partnership, is filed as Exhibit E to the Schedule 13D dated February 4, 1993 filed by Aubrey K. McClendon and is incorporated herein by reference.

2.	The Company’s 1992 Incentive Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1.1 to the Company’s Registration Statement on Form S-4, No. 33-93718.

3.

The Company’s 1992 Nonstatutory Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

4.	The Company’s 1994 Stock Option Plan is incorporated herein by reference to Exhibit 10.1.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

5.	The Company’s 1996 Stock Option Plan is incorporated herein by reference to Exhibit B to the Company’s definitive proxy statement for its 1996 annual meeting of shareholders filed November 6, 1996.

6.	The Company’s 1999 Stock Option Plan is incorporated herein by reference to Exhibit 10.1.5 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 1999.

7.	The Company’s 2000 Employee Stock Option Plan is incorporated herein by reference to Exhibit 10.1.6 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2000.

8.	The Company’s 2000 Executive Officer Stock Option Plan is incorporated herein by reference to Exhibit 10.1.7 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2000.

9.	The Company’s 2001 Stock Option Plan is incorporated herein by reference to Exhibit B to the Company’s definitive proxy statement for its 2001 annual meeting of shareholders filed April 30, 2001.

Page 8 of 10 Pages

CUSIP NO. 16517 10 7

10.	The Company’s 2001 Executive Officer Stock Option Plan is incorporated herein by reference to Exhibit 10.1.9 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2001.

11.	The Company’s 2001 Nonqualified Stock Option Plan is incorporated herein by reference to Exhibit 10.1.10 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2001.

12.	The Company’s 2002 Stock Option Plan is incorporated herein by reference to Exhibit A to the Company’s definitive proxy statement for its 2002 annual meeting of shareholders filed April 29, 2002.

13.	The Company’s 2002 Nonqualified Stock Option Plan is incorporated herein by reference to Exhibit 10.1.11 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2002.

14.	The Company’s 2003 Stock Incentive Plan is incorporated herein by reference to Exhibit A to the Company’s definitive proxy statement for its 2003 annual meeting of shareholders filed April 17, 2003.

15.	The Company’s 401(k) Make-Up Plan - 2005 is incorporated herein by reference to Exhibit 10.1.15.1 to the Company’s annual report on Form 10-K for the year ended December 31, 2004.

16.	Schedule 13D dated February 16, 2006 filed by Aubrey K. McClendon and Chesapeake Investments, an Oklahoma Limited Partnership is incorporated herein by reference.

17.	Schedule 13D dated February 16, 2006 filed by Tom L. Ward and TLW Investments Inc. is incorporated herein by reference.

16.	Joint Filing Agreement.

Page 9 of 10 Pages

CUSIP NO. 16517 10 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:	February 22, 2006.

/s/ Aubrey K. McClendon
AUBREY K. MCCLENDON, an individual

CHESAPEAKE INVESTMENTS, an Oklahoma Limited Partnership
By:	/s/ Aubrey K. McClendon
AUBREY K. MCCLENDON, General Partner

/s/ Tom L. Ward
TOM L. WARD, an individual

TLW INVESTMENTS, INC., an Oklahoma corporation
By:	/s/ Tom L. Ward
TOM L. WARD, President

Page 10 of 10 Pages

INDEX TO EXHIBITS

Exhibit No.	Description	Method of Filing
99.1	Limited Partnership Agreement of Chesapeake Investments, an Oklahoma Limited Partnership	Incorporated herein by reference to Exhibit E to the Schedule 13D dated February 4, 1993
99.2	The Company’s 1992 Incentive Stock Option Plan, as amended	Incorporated herein by reference to Exhibit 10.1.1 to the Company’s Registration Statement on Form S-4, No. 33-93718, filed June 23, 1995
99.3	The Company’s 1992 Nonstatutory Stock Option Plan, as amended	Incorporated herein by reference to Exhibit 10.1.2 to the Company’s Quarterly Report on Form 10-Q filed February 14, 1997
99.4	The Company’s 1994 Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.3 to the Company’s Quarterly Report on Form 10-Q filed February 14, 1997
99.5	The Company’s 1996 Stock Option Plan	Incorporated herein by reference to Exhibit B to the Company’s definitive proxy statement for its 1996 annual meeting of shareholders filed November 6, 1996
99.6	The Company’s 1999 Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.5 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 1999
99.7	The Company’s 2000 Employee Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.6 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2000
99.8	The Company’s 2000 Executive Officer Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.7 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2000

99.9	The Company’s 2001 Stock Option Plan	Incorporated herein by reference to Exhibit B to the Company’s definitive proxy statement for its 2001 annual meeting of shareholders filed April 30, 2001
99.10	The Company’s 2001 Executive Officer Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.9 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2001
99.11	The Company’s 2001 Nonqualified Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.10 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2001
99.12	The Company’s 2002 Stock Option Plan	Incorporated herein by reference to Exhibit A to the Company’s definitive proxy statement for its 2002 annual meeting of shareholders filed April 29, 2002
99.13	The Company’s 2002 Nonqualified Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.11 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2002
99.14	The Company’s 2003 Stock Incentive Plan	Incorporated herein by reference to Exhibit A to the Company’s definitive proxy statement for its 2003 annual meeting of shareholders filed April 17, 2003
99.15	The Company’s 401(k) Make-Up Plan – 2005	Incorporated herein by reference to Exhibit 10.1.15.1 to the Company’s annual report on Form 10-K for the year ended December 31, 2004
99.16	Joint Filing Agreement	Filed herewith

Exhibit 99.16

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the attached Schedule 13D is filed on behalf of each of them. The undersigned agree to the joint filing of such Schedule 13D and all amendments thereto and further agree as follows:

Each of the undersigned is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but neither of the undersigned is responsible for the completeness or accuracy of the information concerning the other person executing this joint filing agreement, unless he knows or has reason to believe that such information concerning the other person is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 22, 2006.

/s/ Aubrey K. McClendon
AUBREY K. MCCLENDON, an individual

CHESAPEAKE INVESTMENTS, an Oklahoma Limited Partnership
By:	/s/ Aubrey K. McClendon
AUBREY K. MCCLENDON, General Partner

/s/ Tom L. Ward
TOM L. WARD, an individual

TLW INVESTMENTS, INC., an Oklahoma corporation
By:	/s/ Tom L. Ward
TOM L. WARD, President